SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

Amendment No. 1

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 204.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§240.13d-2(a)

Under the Securities Exchange Act of 1934

Artisan Partners Asset Management Inc.

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

04316A-108

(CUSIP Number)

Janet D. Olsen

875 E. Wisconsin Ave., Suite 800

Milwaukee, WI 53202

(414) 390-6100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 17, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

SCHEDULE 13D

CUSIP No. 04316A-108	Page 2 of 7

1.	Name of reporting person Andrew A. Ziegler
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds: OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization: United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 36,854.318[1]
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 9,627,644[2]
11.	Aggregate amount beneficially owned by each reporting person 36,854,318
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 74.4%[3]
14.	Type of reporting person (see instructions) IN

[1]

Represents all shares of Class A common stock, Class B common stock and Class C common stock of Artisan Partners Asset Management Inc. that Andrew A. Ziegler has the sole right to vote pursuant to the Stockholders Agreement. Mr. Ziegler disclaims beneficial ownership of all shares subject to the Stockholders Agreement except for those shares owned by Artisan Investment Corporation.

[2]

Represents all shares of Class C common stock of Artisan Partners Asset Management Inc. owned by Artisan Investment Corporation. Andrew A. Ziegler is one of two directors of Artisan Investment Corporation.

[3]	Represents the amount in Row 11 divided by the sum of the total number of outstanding shares of Class A common stock of Artisan Partners Asset Management Inc. and the amount in Row 11.

SCHEDULE 13D

CUSIP No. 04316A-108	Page 3 of 7

1.	Name of reporting person Artisan Investment Corporation
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds: OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization: Wisconsin
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0[4]
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 9,627,644[5]
11.	Aggregate amount beneficially owned by each reporting person 9,627,644
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 40.3%[6]
14.	Type of reporting person (see instructions) CO

[4]	Pursuant to the Stockholders Agreement, Andrew A. Ziegler has the power to vote all shares of Class C common stock of Artisan Partners Asset Management Inc. owned by Artisan Investment Corporation.
[5]	Represents all shares of Class C common stock of Artisan Partners Asset Management Inc. owned by Artisan Investment Corporation.
[6]	Represents the amount in Row 11 divided by the sum of the total number of outstanding shares of Class A common stock of Artisan Partners Asset Management Inc. and the amount in Row 11.

SCHEDULE 13D

CUSIP No. 04316A-108	Page 4 of 7

1.	Name of reporting person ZFIC, Inc.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds: OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization: Wisconsin
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0[7]
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 9,627,644[8]
11.	Aggregate amount beneficially owned by each reporting person 9,627,644
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 40.3%[9]
14.	Type of reporting person (see instructions) CO

[7]

Pursuant to the Stockholders Agreement, Andrew A. Ziegler has the power to vote all shares of Class C common stock of Artisan Partners Asset Management Inc. owned by Artisan Investment Corporation, of which ZFIC Inc. is the sole shareholder.

[8]	Represents all shares of Class C common stock of Artisan Partners Asset Management Inc. owned by Artisan Investment Corporation, of which ZFIC Inc. is the sole shareholder.
[9]	Represents the amount in Row 11 divided by the sum of the total number of outstanding shares of Class A common stock of Artisan Partners Asset Management Inc. and the amount in Row 11.

SCHEDULE 13D

CUSIP No. 04316A-108	Page 5 of 7

1.	Name of reporting person Carlene M. Ziegler
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds: OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization: United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0[10]
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 9,627,644[11]
11.	Aggregate amount beneficially owned by each reporting person 9,627,644
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 40.3%[12]
14.	Type of reporting person (see instructions) IN

[10]	Pursuant to the Stockholders Agreement, Andrew A. Ziegler has the power to vote all shares of Class C common stock of Artisan Partners Asset Management Inc. owned by Artisan Investment Corporation.
[11]

Represents all shares of Class C common stock of Artisan Partners Asset Management Inc. owned by Artisan Investment Corporation. Carlene M. Ziegler is one of two directors of Artisan Investment Corporation.

[12]	Represents the amount in Row 11 divided by the sum of the total number of outstanding shares of Class A common stock of Artisan Partners Asset Management Inc. and the amount in Row 11.

SCHEDULE 13D

CUSIP No. 04316A-108	Page 6 of 7

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends or amends and restates, where indicated, the statement on Schedule 13D relating to the Class A common stock of the Company filed by the Reporting Persons with the Securities and Exchange Commission on March 20, 2013. Capitalized terms used in this Amendment No. 1 but not otherwise defined herein have the meanings given to them in the initial Schedule 13D.

This Amendment No. 1 is being made to reflect changes in the number of shares subject to the Stockholders Agreement described in the original filing, including the issuance by the Company of shares of Class A common stock that are subject to that agreement and changes in the percentages deemed to be beneficially owned by the Reporting Persons as a result of that issuance. Except as otherwise set forth herein, this Amendment No. 1 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D as amended to date.

Item 5.	Interest in Securities of the Issuer

(a) – (b)

Name	Aggregate Number of Shares of Class A Common Stock Beneficially Owned	Percentage of Outstanding Class A Common Stock	Sole Voting Power	Shared Voting Power	Sole Power to Dispose	Shared Power to Dispose
Andrew A. Ziegler	36,854,318	74.4%	36,854,318	0	0	9,627,644
Artisan Investment Corporation	9,627,644	40.3%	0	0	0	9,627,644
ZFIC Inc.	9,627,644	40.3%	0	0	0	9,627,644
Carlene M. Ziegler	9,627,644	40.3%	0	0	0	9,627,644

The percentages in the column titled Percentage of Outstanding Class A Common Stock are calculated in accordance with Rule 13d-3(d)(1)(i) and thereby represent each Reporting Person’s aggregate number of shares of Class A common stock beneficially owned, divided by the sum of the total number of outstanding shares of Class A common stock and the Reporting Person’s aggregate number of shares of Class A common stock beneficially owned.

(d) With respect to the 36,854,318 shares of Class A common stock beneficially owned by Mr. Ziegler, 9,627,644 of those shares are directly owned by AIC and the balance of the shares are owned by employees of the Company. Mr. Ziegler disclaims beneficial ownership of all 36,854,318 shares except for those shares owned by AIC.

SCHEDULE 13D

CUSIP No. 04316A-108	Page 7 of 7

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 19, 2013

ANDREW A. ZIEGLER

By:	Sarah A. Johnson *

CARLENE M. ZIEGLER

By:	Sarah A. Johnson *

ARTISAN INVESTMENT CORPORATION

By:	Sarah A. Johnson *

ZFIC, INC.

By:	Sarah A. Johnson *

*By:	/s/ Sarah A. Johnson
Attorney-in-Fact for Andrew A. Ziegler
Attorney-in-Fact for Carlene M. Ziegler
Attorney-in-Fact for Artisan Investment Corporation
Attorney-in-Fact for ZFIC, Inc.